SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF n° 06.164.253/0001-87

NIRE 35.300.314.441

NOTICE TO THE SHAREHOLDERS

Under the terms of CVM Instruction no. 358/02, as amended, Gol Linhas Aéreas Inteligentes S.A. (“Company”), in compliance with the Notice to the Shareholders published on May 29, 2014, hereby informs its shareholders and the public that the term for exercise of the preemptive right for subscribing the shares to be issued under the increase of the Company’s capital approved by its Board of Directors at a meeting held on May 28, 2014 (“Capital Increase”), ended on July 04, 2014.

Out of the six million, seven hundred and seventy-nine thousand, three hundred and fifty-two (6,779,352) preferred shares issued by reason of the Capital Increase, of two million, five hundred and thirty-two thousand, three hundred and thirty-four (2,532,334) preferred shares were not sold (“Unsold Shares”).

As informed in the Notice to the Shareholders published on May 29, 2014, those shareholders of the Company and those assignees share subscription rights in the Capital Increase who declared their interest in the reserve of Unsold Shares in their respective subscription lists will have five (5) business days for subscribing the Unsold Shares, which period will start being counted as from and including July 14, 2014, and will end on and including July 21, 2014 (“Unsold Shares Subscription Period”). The subscription price of the Unsold shares will be R$ 27.40 (twenty-seven dollars and forty cents) which shares shall be paid cash, in legal tender, upon subscription. Those shareholders of the Company who declared their interest in the reserve of the Unsold Shares in their respective subscription lists will be entitled to subscribe 6,362.64824120603 non-subscribed preferred shares per each preferred share already subscribed during the initial term for exercise of preemptive rights, which corresponds to a percentage of 636,264.824120603%.

In order to subscribe the Unsold Shares, the holders of the Company’s shares bookkept with Banco Itaú Unibanco S.A. shall be required to appear at any special branch of the referred bank, preferably those indicated in item 14 of the Notice to the Shareholders published on May 29, 2014, from Monday to Friday, at bank hours, for subscribing the Unsold Shares they are entitled to, as per the option indicated in their subscription list, upon payment of the relevant price. The holders of shares deposited with the Depositary Office of BM&FBOVESPA (“Depositary Office”) shall have their respective rights exercised by their custodians and pursuant to the rules stipulated by the Depositary Office, with due regard to the terms and conditions hereof and in conformity with the option indicated in their subscription list.

SP - 10707353v7

If not all of the Unsold Shares are subscribed after the end of the Unsold Shares Subscription Period, the Company shall partially confirm the Capital Increase upon cancellation of possible unsold shares among the Unsold Shares, once the subscribed amount has already reached the minimum subscription amount, as set by the Board of Directors of the Company at one hundred and sixteen million, thee hundred and fifty-seven thousand, three hundred and eighty-eight Reais (R$ 116,357,388.00).

Additional information may be obtained from the Company’s Investor Relations Office at the phone number (11) 2128-4700 or by e-mail: ri@golnaweb.com.br.

São Paulo, July 11, 2014.

Edmar Prado Lopes Neto

Financial Vice-President Officer and Investor Relation Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.